UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40FR12G

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:

Commission file number:

Intermap Technologies Corporation

(Exact name of Registrant as specified in its charter)

Alberta, Canada	7374	88-6548544
(Province of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

385 Inverness Parkway, Suite 105

Englewood, Colorado 80112

(303) 708-0955

(Address and telephone number of Registrant’s principal executive offices)

Intermap Technologies Corporation

385 Inverness Parkway, Suite 105

Englewood, Colorado 80112

(303) 708-0955

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not applicable

(Title of each class)	(Trading Symbol(s))	(Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Not applicable

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Not applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Auditor Name: KPMG LLP	Auditor Location: Ottawa, Canada	Auditor Firm ID: 85

EXPLANATORY NOTE

Intermap Technologies Corp. (“Intermap” or the “Company”) is a Canadian issuer whose common shares are listed on the Toronto Stock Exchange under the symbol “IMP”. The Company’s common shares also trade on the QTCQB under the symbol “ITMSF”.

The Company is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F (this “Registration Statement”) pursuant to the multi-jurisdictional disclosure system of the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. The Company is a “foreign private issuer” as defined by Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Company is filing this Registration Statement with the SEC to register its common shares under Section 12(g) of the Exchange Act.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(l) of Form 40-F, the Company hereby incorporates by reference Exhibits 99.1 through 99.79 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D(9) of Form 40-F, the Company has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.79, as set forth in the Exhibit Index.

CAUTIONARY NOTE REGARDING differences in united states

and canadian reporting practices

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements, which are filed as Exhibits to this Registration Statement, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are subject to Canadian auditing and auditor independence standards. Consequently, the Company’s financial statements may not be comparable to those prepared by US companies in accordance with United States generally accepted accounting principles.

FORWARD LOOKING INFORMATION

The Company includes forward-looking information in this Registration Statement and the exhibits attached hereto within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). These statements relate to Management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Intermap. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are typically identified by words such as “may”, “will”, “should”, “could”, “anticipate,” “expect,” “project,” “estimate,” “forecast,” “plan,” “intend,” “target,” “believe,” and similar expressions suggesting future outcomes, and includes statements that actions, events, or conditions “may”, “would”, “could”, or “will” be taken or occur in the future. These forward-looking statements may be based on assumptions that the Company believes to be reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity, and achievements to differ materially from those expressed or implied by such statements. The forward- looking information contained in this Registration Statement is based on certain assumptions and analysis by management of the Company in light of its experience and perception of historical trends, current conditions and expected future development and other factors that it believes are appropriate.

The material factors and assumptions used to develop the forward-looking statements herein include, but are not limited to, the following: (i) there will be adequate liquidity available to the Company to carry out its operations; (ii) payments on material contracts will occur within a reasonable period of time after contract completion; (iii) the continued sales success of Intermap’s products and services; (iv) the continued success of business development activities and contract renewals; (v) there will be no significant delays in the development and commercialization of the Company’s products; (vi) the Company will continue to maintain sufficient and effective production and software development capabilities to compete on the attributes and cost of its products; (vii) there will be no significant reduction in the availability of qualified and cost-effective human resources; (viii) the continued existence and productivity of subsidiary operations; (ix) demand for geospatial related products and services will continue to grow in the foreseeable future; (x) there will be no significant barriers to the integration of the Company’s products and services into customers’ applications; (xi) the Company will be able to maintain compliance with applicable contractual and regulatory obligations and requirements, and (xii) superior technologies/products are not developed that would render the Company’s current product offerings inferior or obsolete.

Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, international and political considerations, tariffs or other international trade disputes, environmental and social-related regulatory activity, the ability of our U.S. subsidiary to preserve and use U.S. net operating losses in the future as a result of ownership changes and artificial intelligence, including but not limited to those risks and uncertainties discussed under the heading “Risk Factors” in Intermap’s Annual Information Form for the year ended December 31, 2024 and the Company’s other filings with securities regulators, all accessible under the electronic profile of Intermap on SEDAR+ at www.sedarplus.ca. The impact of any one risk, uncertainty, or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent, and the Company’s future course of action depends on management’s assessment of all information available at the relevant time.

The forward-looking information contained in this Registration Statement is expressly qualified in its entirety by the above cautionary statement and is given as of the date hereof. The Company disclaims any intention or obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CURRENCY

The Company presents its consolidated financial statements in United States dollars unless otherwise specified. All dollar amounts in this Registration Statement are stated in United States dollars (“$” or “US$”), except where otherwise indicated. On December 31, 2024, the daily average exchange rate (as reported by the Bank of Canada) of United States dollars into Canadian dollars (“C$”) was US$1.00 equals C$1.4389.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

DESCRIPTION OF THE SECURITIES

The required disclosure is provided under the heading “Description of Capital Structure” in the Company’s Annual Information Form for the fiscal year ended December 31, 2024, attached hereto as Exhibit 99.73 to this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is provided under the heading “Off-Balance Sheet Arrangements” in Management’s Discussion and Analysis of the Company for the fiscal year ended December 31, 2024 (the “MD&A”), attached hereto as Exhibit 99.72 to this Registration Statement.

CONTRACTUAL OBLIGATIONS

The required disclosure is provided under the heading “Contractual Obligations” in the MD&A.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has concurrently filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing our file number.

EXHIBIT INDEX

Exhibit	Description
99.1	Report of Exempt Distribution dated January 2, 2024
99.2	Report of Exempt Distribution dated January 12, 2024
99.3	News Release dated January 16, 2024
99.4	News Release dated January 23, 2024
99.5	IFSAR and Mapping Services Contract dated January 25, 2024 and filed on SEDAR+ on February 2, 2024
99.6	Form 51-102F3 Material Change Report dated February 2, 2024
99.7	News Release dated March 25, 2024
99.8	News Release dated April 2, 2024
99.9	Form 52-109F1 – Certification of Annual Filings (CFO) dated April 2, 2024
99.10	Form 52-109F1 – Certification of Annual Filings (CEO) dated April 2, 2024
99.11	Management’s Discussion and Analysis for the year ended December 31, 2023, dated April 1, 2024 and filed on SEDAR+ on April 2, 2024
99.12	Audited Consolidated Financial Statements for the Years ended December 31, 2023 and 2022
99.13	Alberta Form 13-501F1 – Class 1 and 3B Reporting Issuers – Participation Fee dated April 2, 2024
99.14	Ontario Form 13-502F1 – Class 1 and 3B Reporting Issuers – Participation Fee dated April 2, 2024
99.15	Annual Information Form for the year ended December 31, 2023, dated April 1, 2024 and filed on SEDAR+ on April 2, 2024
99.16	Notice of the Meeting and Record Date with respect to Annual Special Meeting to be held on June 13, 2024, dated April 4, 2024
99.17	News Release dated April 8, 2024
99.18	Amended Notice of the Meeting and Record Date with respect to Annual Special Meeting to be held on June 27, 2024, dated April 10, 2024
99.19	News Release dated April 11, 2024
99.20	News Release dated May 9, 2024
99.21	News Release dated May 15, 2024
99.22	Management’s Discussion and Analysis for the three months ended March 31, 2024, dated May 14, 2024 and filed on SEDAR+ on May 15, 2024
99.23	Condensed Consolidated Interim Financial Statements (unaudited) for the three months ended March 31, 2024
99.24	Form 52-109F2 – Certification of Interim Filings (CFO) dated May 15, 2024
99.25	Form 52-109F2 – Certification of Interim Filings (CEO) dated May 15, 2024
99.26	News Release dated May 21, 2024
99.27	Management Information Circular dated May 22, 2024 with respect to Annual General and Special Meeting to be held on June 27, 2024 and filed on SEDAR+ on May 28, 2024
99.28	Notice and Access Notification to Shareholders with respect to Annual General and Special Meeting to be held on June 27, 2024
99.29	Form of Proxy with respect to Annual General and Special Meeting to be held on June 27, 2024
99.30	Notice of Annual General and Special Meeting to be held on June 27, 2024, dated May 22, 2024
99.31	News Release dated June 4, 2024
99.32	News Release dated June 28, 2024

99.33	Report of Voting Results dated June 28, 2024
99.34	Offering Document dated July 3, 2024
99.35	News Release dated July 3, 2024
99.36	News Release dated July 18, 2024
99.37	News Release dated July 19, 2024
99.38	Amended Offering Document dated July 19, 2024
99.39	Report of Exempt Distribution dated July 29, 2024
99.40	News Release dated August 2, 2024
99.41	Second Amended and Restated Offering Document dated August 2, 2024
99.42	Third Amended and Restated Offering Document dated August 7, 2024
99.43	News Release dated August 7, 2024
99.44	News Release dated August 9, 2024
99.45	Management’s Discussion and Analysis for the three and six months ended June 30, 2024, dated August 13, 2024 and filed on SEDAR+ on August 14, 2024
99.46	Condensed Consolidated Interim Financial Statements (unaudited) for the three and six months ended June 30, 2024, dated August 13, 2024 and filed on SEDAR+ on August 14, 2024
99.47	Form 52-109F2 – Certification of Interim Filings (CFO) dated August 14, 2024
99.48	Form 52-109F2 – Certification of Interim Filings (CEO) dated August 14, 2024
99.49	News Release dated August 14, 2024
99.50	Amended Report of Exempt Distribution dated August 15, 2024
99.51	Report of Exempt Distribution dated August 15, 2024
99.52	News Release dated August 19, 2024
99.53	News Release dated August 27, 2024
99.54	News Release dated September 24, 2024
99.55	News Release dated October 16, 2024
99.56	News Release dated November 8, 2024
99.57	Management’s Discussion and Analysis for the three and nine months ended September 30, 2024, dated November 13, 2024 and filed on SEDAR+ on November 14, 2024
99.58	News Release dated November 14, 2024
99.59	Condensed Consolidated Interim Financial Statements (unaudited) for the three and nine months ended September 30, 2024, dated November 13, 2024 and filed on SEDAR+ on November 14, 2024
99.60	Form 52-109F2 – Certification of Interim Filings (CFO) dated November 14, 2024
99.61	Form 52-109F2 – Certification of Interim Filings (CEO) dated November 14, 2024
99.62	News Release dated November 19, 2024
99.63	News Release dated January 21, 2025
99.64	News Release dated February 4, 2025
99.65	Offering Document dated February 4, 2025
99.66	News Release dated February 20, 2025
99.67	News Release dated February 27, 2025
99.68	Form 51-102F3 Material Change Report dated March 3, 2025
99.69	Report of Exempt Distribution dated March 3, 2025
99.70	News Release dated March 20, 2025
99.71	News Release dated March 27, 2025
99.72	Management’s Discussion and Analysis for the years ended December 31, 2024 and 2023, dated March 31, 2025
99.73	Annual Information Form for the year ended December 31, 2024, dated March 31, 2025
99.74	Audited Consolidated Financial Statements for the Years ended December 31, 2024 and 2023
99.75	Alberta Form 13-501F1 – Class 1 and 3B Reporting Issuers – Participation Fee dated March 31, 2025
99.76	Ontario Form 13-502F1 – Class 1 and 3B Reporting Issuers – Participation Fee dated March 31, 2025
99.77	Form 52-109F1 – Certification of Annual Filings (CFO) dated March 31, 2025
99.78	Form 52-109F1 – Certification of Annual Filings (CEO) dated March 31, 2025
99.79	News Release dated April 15, 2025
99.80	News Release dated April 17, 2025
99.81	Notice of the Meeting and Record Date with respect to Annual General and Special Meeting to be held on June 26, 2025, dated April 17, 2025
99.82	Consent of KPMG

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

INTERMAP TECHNOLOGIES CORPORATION

/s/ Patrick A. Blott
Patrick A. Blott
Chief Executive Officer
Date: April 30, 2025